SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33687; File No. 812-14626-01

AMG Pantheon Master Fund, LLC, <u>et</u> <u>al</u>.

November 18, 2019

<u>AGENCY</u>: Securities and Exchange Commission ("Commission").

<u>ACTION</u>: Notice.

Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment funds.

<u>Applicants</u>: AMG Pantheon Master Fund, LLC (the "Existing Registered Fund" or the "Fund"), AMG Pantheon Subsidiary Fund, LLC (the "Wholly-Owned Subsidiary"), Pantheon Ventures (US) LP, Pantheon Ventures (UK) LLP (individually or collectively, "Pantheon"), Pantheon Asia Fund VI, L.P., Pantheon Emerging Asia Fund VI, L.P., Pantheon Emerging Markets Fund (Ex-Asia), L.P., Pantheon Global Infrastructure Fund II, L.P., Pantheon Global Secondary Fund IV, L.P., Pantheon Global Secondary Fund V, L.P., Pantheon USA Fund VIII, L.P., Pantheon USA Fund IX, L.P., Pantheon USA Small Funds Program IX, L.P., Pantheon Global Co-Investment Opportunities Fund II, L.P., Pantheon Global Co-Investment Opportunities Fund III, L.P., Pantheon Access (US), L.P., Pantheon Access (ERISA), L.P., Pantheon Multi-Strategy Program 2014 (US), L.P., Pantheon Multi-Strategy Program 2014 (ERISA), L.P., BVK Private Equity 2011, L.P., BVK Private Equity 2014, L.P., Industriens Vintage Infrastructure, L.P., Industriens

Vintage Infrastructure II, L.P., Pantheon Global Secondary Fund IV OPERS, L.P., Pantheon Global GT Fund, L.P., Pantheon Global HO Fund, L.P., Pantheon Global Secondary Fund IV KSA, L.P., Pantheon Global Real Assets GT Fund, L.P., Pantheon Global Real Assets HO Fund, L.P., Global Infrastructure 2015-K, L.P., Pantheon Global Infrastructure Fund II NPS, L.P., Pantheon Global Infrastructure Fund III NPS, L.P., Psagot-Pantheon 1, L.P., Sacramento County Employees' Retirement System Secondary Infrastructure and Real Assets Fund, LLC, KFH Strategic Private Investments, L.P., KGT Strategic Private Investments, L.P., Pantheon Real Assets Opportunities Fund, L.P., Pantheon/VA NRP, LP, Pantheon Global Infrastructure EUR Investments Unit Trust, Pantheon Global Infrastructure USD Investments Unit Trust, Pantheon Global Infrastructure Investments Fund (Cayman) LP, PGIF III Co-mingled Fund, L.P., VA – Pantheon Infrastructure II, LP, Pantheon G Infrastructure Opportunities LP, Amalienborg Vintage Infrastructure K/S, Global Infrastructure 2015-K Holdings, L.P., Pantheon Global Co-Investment Opportunities Fund, L.P., Pantheon Global Co-Investment Opportunities Fund II (Sidecar), L.P., Pantheon Global Secondary Holdings, L.P., Pantheon Global Secondary Holdings II, L.P., Pantheon GT Holdings, L.P., Pantheon HO Holdings, L.P., SCERS SIRF (Holdings), LLC, Pantheon Multi-Strategy Primary Program 2014, L.P., Pantheon Multi-Strategy Secondary Program 2014, L.P., Pantheon Multi-Strategy Co-Investment Program 2014, L.P., Pantheon Access Primary Program, L.P., Pantheon Access Secondary Program, L.P., Pantheon Access Co-Investment Program, L.P., Pantheon Strategic Investments A, L.P., Pantheon G Infrastructure Holdings LP, BVK Private Equity 2018, L.P., Lincoln Brook Opportunities Fund, L.P., Pantheon Global Infrastructure Fund II (Luxembourg) SCSP, Pantheon Access (Luxembourg) SLP SICAV SIF, Pantheon Multi-Strategy Program 2014 (Luxembourg) SLP SICAV SIF, PGCO IV Co-Mingled Fund SCSP, ASGA Global Infrastructure L.P., CPEG-

Pantheon Infrastructure L.P., Solutio Premium Private Equity VI Master SCSP, Solutio Premium Private Equity VII Master SCSP, Solutio Premium Private Debt I SCSP and Pantheon Global Secondary Fund VI SCSP (the "Existing Affiliated Funds," and together with the Existing Registered Fund, the Wholly-Owned Subsidiary and Pantheon, the "Applicants").

Filing Dates: The application was filed on March 15, 2016, and amended on December 29, 2017, December 27, 2018, September 5, 2019 and October 30, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 12, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: 600 Steamboat Road, Suite 300, Greenwich, CT 06830.

FOR FURTHER INFORMATION CONTACT: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817, or Kaitlin C. Bottock, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Existing Registered Fund[1] is a Delaware limited liability company that is

registered as a closed-end management investment company under the Act. The Fund's

investment objective is to seek long-term capital appreciation by investing in private equity

investments. The board of directors of the Fund (the "Board")[2] is currently comprised of four

members, three of whom are not "interested persons" within the meaning of Section 2(a)(19) of

the 1940 Act (the "Independent Directors"),[3] of the Fund.

2.   Each of the Existing Affiliated Funds would be an investment company but for

section 3(c)(1) or 3(c)(7) of the Act.

3.   Pantheon Ventures (US) LP is a limited partnership organized under the laws of

the State of Delaware and is registered with the Commission as an investment adviser under the

Advisers Act. Affiliated Managers Group, Inc. ("AMG"), a publicly-traded company, indirectly

owns a majority of the interests of Pantheon Ventures (US) LP. Pantheon Ventures (US) LP

serves as the investment adviser to the Existing Registered Fund pursuant to an investment

advisory agreement and as the investment adviser of many of the Existing Unregistered Funds.

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[1]   The Existing Registered Fund and any Future Registered Fund are referred to collectively as the
"Registered Funds." The term "Future Registered Fund" means any closed-end management investment
company (a) that is registered under the Act, (b) whose investment adviser is an Investment Adviser
(defined below), and (c) that intends to participate in Co-Investment Transactions (defined below). The
term "Investment Adviser" means (a) Pantheon and (b) any future investment adviser that controls, is
controlled by or is under common control with Pantheon and is registered as an investment adviser or is
an exempt reporting adviser under the Investment Advisers Act of 1940, as amended (the "Advisers
Act").

[2]   The term "Board" means the board of directors of the Existing Registered Fund as well as the
board of directors or trustees of any Future Registered Fund.

[3]   The "Independent Directors" means the members of a Board who are not "interested persons" of
a Registered Fund within the meaning of Section 2(a)(19) of the 1940 Act.

4.   Pantheon Ventures (UK) LLP is a limited liability partnership organized under the laws of England and Wales and is an exempt reporting adviser under the Advisers Act. AMG indirectly owns a majority of the interests of Pantheon Ventures (UK) LLP. Pantheon Ventures (UK) LLP serves as the investment adviser of many of the Existing Unregistered Funds.

5.   Applicants seek an order ("Order") to permit a Registered Fund and one or more other Registered Funds and/or Unregistered Funds[4] (collectively "Co-Investment Affiliates") to (a) participate in the same investment opportunities through a proposed co-investment program in circumstances where such participation would otherwise be prohibited under Section 17 of the Act and (B) make additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Registered Fund (or its Wholly-Owned Investment Subsidiary, as defined below) participate with one or more Co-Investment Affiliates in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more Co-Investment Affiliates without obtaining and relying on the Order.[5]

6.   Applicants state that a Registered Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.[6] Such a subsidiary would be prohibited from investing

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[4]   "Unregistered Funds" means (a) the Existing Unregistered Funds and (b) any future entity (i) whose investment adviser is an Investment Adviser, (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, and (iii) that intends to participate in Co-Investment Transactions.

[5]   All existing entities that currently intend to rely on the requested Order have been named as Applicants, and any entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[6]   The term "Wholly-Owned Investment Subsidiary" means any entity: (i) that is wholly-owned by a Registered Fund (with such Registered Fund at all times holding, beneficially and of record, 100% of

in a Co-Investment Transaction with any Co-Investment Affiliate because it would be a company

controlled by its parent Registered Fund for purposes of rule 17d-1 under the Act. Applicants

request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-

Investment Transactions in lieu of its parent Registered Fund and that the Wholly-Owned

Investment Subsidiary's participation in any such transaction be treated, for purposes of the

Order, as though the parent Registered Fund were participating directly. Applicants represent

that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no

purpose other than serving as a holding vehicle for the Registered Fund's investments and,

therefore, no conflicts of interest could arise between the Registered Fund and the Wholly-

Owned Investment Subsidiary. The Registered Fund's Board would make all relevant

determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's

participation in a Co-Investment Transaction, and the Registered Fund's Board would be

informed of, and take into consideration, any proposed use of a Wholly-Owned Investment

Subsidiary in the Registered Fund's place. If the Registered Fund proposes to participate in the

same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the

Board will also be informed of, and take into consideration, the relative participation of the

Registered Fund and the Wholly-Owned Investment Subsidiary.

      7.   When considering Potential Co-Investment Transactions for any Registered Fund,

an Investment Adviser will consider only the Objectives and Strategies,[7] investment restrictions,

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the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments
on behalf of such Registered Fund; (iii) with respect to which the Board of such Registered Fund has the
sole authority to make all determinations with respect to the entity's participation under the conditions of
this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the
Act. The Wholly-Owned Subsidiary is a Wholly-Owned Investment Subsidiary, and any subsidiary of a
Registered Fund that participates in a Co-Investment Transaction will be a Wholly-Owned Investment
Subsidiary.

[7]   "Objectives and Strategies" means the investment objectives and strategies of the Registered

regulatory and tax requirements, capital available for investment ("Available Capital")[8], and other pertinent factors applicable to the Registered Fund. Each Investment Adviser, as applicable, undertakes to perform these duties consistently for each Registered Fund, as applicable, regardless of which of them serves as investment advisers to these entities. The participation of a Registered Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority[9] of the directors eligible to vote on that Co-Investment Transaction (the "Eligible Directors").[10] Due to the similarity in Objectives and Strategies of certain Registered Funds with the investment objectives, policies and strategies of certain Co-Investment Affiliates, the Investment Adviser expects that investments for a Registered Fund should also generally be appropriate investments for one or more other Co-Investment Affiliates.

8.   With respect to participation in a Potential Co-Investment Transaction by a Registered Fund, the applicable Investment Adviser will present each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity to the Eligible Directors. The Required Majority of a Registered Fund will approve each Co-Investment Transaction prior to any investment by the Registered Fund.

Funds, as described in the Registered Funds' registration statements on Form N-2, other filings the Registered Funds have made with the Commission under the Securities Act of 1933 ("Securities Act") or under the Securities Exchange Act of 1934, as amended, and the Registered Funds' reports to shareholders.

[8]   "Available Capital" will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Registered Fund or imposed by applicable laws, rules, regulations or interpretations.

[9]   "Required Majority" has the meaning provided in Section 57(o) of the 1940 Act. The Board members of a Registered Fund that make up the Required Majority will be determined as if the Registered Fund was a was a business development company subject to section 57(o) ("BDC").

[10]   The term "Eligible Directors" means the directors who are eligible to vote under Section 57(o) of the 1940 Act as if the Registered Fund was a BDC.

9.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Registered Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and a Registered Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the Registered Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Registered Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

10.   No Independent Director of any Registered Fund will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Registered Funds), including any interest in any issuer whose securities would be acquired in a Co-Investment Transaction.

11.   If the Investment Adviser, the principal owners of the Investment Adviser ("Principals"), or any person controlling, controlled by, or under common control with the Investment Adviser or the Principals, and the Co-Investment Affiliates (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Registered Fund (the "Shares"), then the Holders will vote such Shares as required under the condition 14. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Transactions, because the ability of the

Investment Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve the independent third party, taking into account its qualifications, reputation for independence, cost to the investors, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Applicants state that they expect that participation in Potential Co-Investment Transactions by any of the Registered Funds and the Co-Investment Affiliates may increase favorable investment opportunities for the Registered Funds and the Co-Investmant Affiliates. The conditions are designed to ensure that the Investment Advisers would not be able to favor a Co-Investment Affiliate over a Registered Fund through the allocation of investment opportunities between them. Applicants state that the Regulated Fund's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from, or less advantageous than, the other participants.

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.   Each time an Investment Adviser considers a Potential Co-Investment Transaction for an Unregistered Fund or another Registered Fund that falls within a Registered Fund's then-current Objectives and Strategies, the Investment Adviser to the Registered Fund will make an independent determination of the appropriateness of the investment for such Registered Fund in light of the Registered Fund's then-current circumstances.

2.

(a). If the Investment Adviser to a Registered Fund deems the Registered Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Registered Fund, it will then determine an appropriate level of investment for the Registered Fund.

(b). If the aggregate amount recommended by the applicable Investment Adviser to be invested by the applicable Registered Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Registered Funds and Unregistered Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Investment Adviser will provide the Eligible Directors of each participating Registered Fund with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Registered Fund's investments for compliance with these allocation procedures.

(c).   After making the determinations required in conditions 1 and 2(a), the applicable Investment Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each participating Registered Fund and Unregistered Fund, to the Eligible Directors of each participating Registered Fund for their consideration. A Registered Fund will co-invest with one or more other Registered Funds and/or one or more Unregistered Funds only if, prior to the Registered Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i).   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Registered Fund and its shareholders and do not involve overreaching in respect of the Registered Fund or its shareholders on the part of any person concerned;

(ii).   the Potential Co-Investment Transaction is consistent with:

(A).   the interests of the shareholders of the Registered Fund; and

(B).   the Registered Fund's then-current Objectives and Strategies;

(iii).   the investment by any other Registered Funds or Unregistered Funds would not disadvantage the Registered Fund, and participation by the Registered Fund would not be on a basis different from or less advantageous than that of other Registered Funds or Unregistered Funds; provided, that if any other Registered Fund or Unregistered Fund, but not the Registered Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A). the Eligible Directors will have the right to ratify the selection of such director or board observer or participant, if any;

(B). the applicable Investment Adviser agrees to, and does, provide periodic reports to the Registered Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C). any fees or other compensation that any Unregistered Fund or any Registered Fund or any affiliated person of any Unregistered Fund or any Registered Fund receives in connection with the right of an Unregistered Fund or a Registered Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Unregistered Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Registered Funds in accordance with the amount of each party's investment; and

(iv). the proposed investment by the Registered Fund will not benefit the Investment Advisers, the Unregistered Funds or the other Registered Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except

(A). to the extent permitted by condition 13,

(B). to the extent permitted by Section 17(e) of the Act, as applicable,

(C). indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or

(D). in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Registered Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Investment Adviser will present to the Board of each Registered Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Registered Funds or Unregistered Funds during the preceding quarter that fell within the Registered Fund's then-current Objectives and Strategies that were not made available to the Registered Fund, and an explanation of why the investment opportunities were not offered to the Registered Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Registered Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[11] a Registered Fund will not invest in reliance on the Order in any issuer in which another Registered Fund, Unregistered Fund, or any affiliated person of another Registered Fund or Unregistered Fund is an existing investor.

6. A Registered Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Registered Fund and Unregistered Fund. The grant to an Unregistered Fund or another Registered Fund, but not the Registered

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[11] This exception applies only to Follow-On Investments by a Registered Fund in issuers in which that Registered Fund already holds investments.

Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

(a). If any Unregistered Fund or any Registered Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i).   notify each Registered Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii).   formulate a recommendation as to participation by each Registered Fund in the disposition.

(b). Each Registered Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Unregistered Funds and Registered Funds.

(c). A Registered Fund may participate in such disposition without obtaining prior approval of the Required Majority if:

(i).   the proposed participation of each Registered Fund and each Unregistered Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;

(ii).   the Board of the Registered Fund has approved as being in the best interests of the Registered Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii). the Board of the Registered Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Investment Adviser will provide its written recommendation as to the Registered Fund's participation to the Eligible Directors, and the Registered Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Registered Fund's best interests.

(d). Each Unregistered Fund and each Registered Fund will bear its own expenses in connection with any such disposition.

8.

(a). If any Unregistered Fund or any Registered Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Investment Adviser will:

(i). notify each Registered Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii). formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Registered Fund.

(b). A Registered Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if:

(i). the proposed participation of each Registered Fund and each Unregistered Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and

(ii). the Board of the Registered Fund has approved as being in the best interests of the Registered Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Investment Adviser will provide its written recommendation as to the Registered Fund's participation to the Eligible Directors, and the Registered Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Registered Fund's best interests.

(c). If, with respect to any Follow-On Investment:

(i). the amount of the opportunity is not based on the Registered Funds' and the Unregistered Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii). the aggregate amount recommended by the applicable Investment Adviser to be invested by the applicable Registered Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Registered Funds and Unregistered Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then amount invested by each such party will be allocated among them pro rata based on each participant's Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d). The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Directors of each Registered Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Registered Funds or Unregistered Funds that

the Registered Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Registered Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Registered Fund of participating in new and existing Co-Investment Transactions.

10.   Each Registered Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Registered Funds were a business development company and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.   No Independent Director of a Registered Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Unregistered Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Investment Advisers under their respective investment advisory agreements with Unregistered Funds and the Registered Funds, be shared by the Registered Funds and the Unregistered Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[12] (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) of the Act, as applicable), received in connection

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[12]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

with a Co-Investment Transaction will be distributed to the participating Registered Funds and Unregistered Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Investment Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Investment Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Registered Funds and Unregistered Funds based on the amounts they invest in such Co-Investment Transaction. None of the Unregistered Funds, the Investment Advisers, the other Registered Funds or any affiliated person of the Registered Funds or Unregistered Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Registered Funds and the Unregistered Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Investment Adviser, investment advisory fees paid in accordance with the agreement between the Investment Adviser and the Registered Fund or Unregistered Fund).

14. If the Holders own in the aggregate more than 25% of the Shares of a Registered Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

15. Each Registered Fund's chief compliance officer, as defined in Rule 38a-1(a)(4) of the Act, will prepare an annual report for its Board that evaluates (and documents the basis of

that evaluation) the Registered Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary